Filed Pursuant to Rule 433

Registration Nos. 333-170385 and 333-170385-01

November 14, 2011

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 14, 2011)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	5.80% Notes due 2042

Ratings:	Baa3 (stable)/BBB- (stable)/BBB- (stable) (Moody’s/Standard & Poor’s/Fitch)*

Size:	$250,000,000

Public Offering Price:	99.783%

Maturity:	February 1, 2042

Benchmark Treasury:	3.750% due August 15, 2041

Benchmark Treasury Price/Yield:	113-09/3.066%

Spread to Treasury:	T+275 basis points

Re-offer Yield:	5.816%

Optional Redemption Terms:	Make-whole call at any time prior to August 1, 2041 at 45 basis points spread over Treasury Benchmark. Callable on or after August 1, 2041 at par.

Coupon:	5.80%

Interest Payment Dates:	February 1 and August 1 of each year beginning February 1, 2012

Initial Interest Accrual Date	November 23, 2011

Format:	SEC Registered

Transaction Date:	November 14, 2011

Expected Settlement Date:	November 23, 2011

CUSIP/ISIN:	65473QAZ6/US65473QAZ63

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Scotia Capital (USA) Inc.

Co-Managers:	KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Mizuho Securities USA Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Barclays Capital Inc. toll-free at 1-888-603-5847 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities LLC collect at 1-212-834-4533.